Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, New York 10022

July 8, 2008

via edgar and facsimile
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Trust, Inc. Registration Statement on Form S-3 File No. 333-151331 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capital Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement to 5:30 p.m. on July 10, 2008 or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Michael L. Zuppone by telephone at (212) 318-6906.

Very truly yours,

CAPITAL TRUST, INC.

By:	/s/ John R. Klopp
Name: John R. Klopp
Title: Chief Executive Officer